EXHIBIT 4(c).3
Dated 1 April 2006
NATIONAL GRID PLC
and
STEVEN HOLLIDAY
SERVICE AGREEMENT

WITHOUT PREJUDICE
SUBJECT TO CONTRACT
This Agreement is made on      between
(1)	National Grid plc incorporated in the UK with registered number 04031152 whose registered office is at 1-3 The Strand, London WC2N 5EH (the “Company”); and

(2)	Steven Holliday of 30 Ailsa Road, St Margarets, Twickenham TW1 1LQ (the “Executive”).
This agreement records the terms on which the Executive will serve the Company.
1	Interpretation

In this agreement (and any schedules to it):

1.1	Definitions

“Board” means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative for the purposes of this agreement;

“Employment” means the employment governed by this agreement;

“Group” means the Company, its ultimate holding company from time to time and the Company’s associates (as defined in section 435 of the Insolvency Act 1986) from time to time;

“Group Company” means a member of the Group and “Group Companies” will be interpreted accordingly;

“holding company” has the meaning given in section 736 of the Companies Act 1985;

“Listing Rules” means the listing rules made by the Financial Services Authority in exercise of its functions as competent authority pursuant to Part VI of the Financial Services and Markets Act 2000; and

“Termination Date” means the date on which the Employment terminates.

2	Commencement of Employment

2.1	The Employment started on 1 April 2006 (the “Commencement Date”). The Employment will continue until termination in accordance with the provisions of this agreement. The Executive’s period of continuous employment began on 30 March 2001.

3	Appointment and Duties of the Executive

3.1	The Executive will serve as Deputy Chief Executive Officer from 1 April 2006 or in any other executive capacity as the Executive and the Company

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may agree from time to time save that it is envisaged that the Executive will take up the role of Chief Executive Officer on 1 January 2007.
3.2 The Executive will:
3.2.1	devote the whole of his time, attention and skill to the Employment;

3.2.2	properly perform his duties and exercise his powers;

3.2.3	accept any offices or directorships as reasonably required by the Board;

3.2.4	comply with all rules and regulations issued by the Company;

3.2.5	obey the directions of the Board; and

3.2.6	use his best endeavours to promote the interests and reputation of every Group Company.
3.3	The Executive accepts that with his consent (which he will not unreasonably withhold or delay):
3.3.1	the Company may require him to perform duties for any other Group Company whether for the whole or part of his working time. In performing those duties clause 3.2.4 will apply as if references to the Company are to the appropriate Group Company. The Company will remain responsible for the payments and benefits he is entitled to receive under this agreement; and

3.3.2	the Company may transfer the Employment to any other Group Company.
3.4	The Executive will keep the Board (and, where appropriate the board of directors of any other Group Company) fully informed of his conduct of the business, finances or affairs of the Company or any other Group Company in a prompt and timely manner. He will provide information to the Board in writing if requested.

3.5	The Executive will promptly disclose to the Board full details of any wrongdoing by any employee of any Group Company where that wrongdoing is material to that employee’s employment by the relevant company or to the interests or reputation of any Group Company.

3.6	At any time during the Employment the Company may require the Executive to undergo a medical examination by a medical practitioner appointed by the Company. The Executive authorises that medical practitioner to disclose to the Company any report or test results prepared or obtained as a result of that examination and to discuss with it any matters arising out of the examination which are relevant to the

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Employment or which might prevent the Executive properly performing the duties of the Employment.

4	Hours

4.1	The Executive will comply with the Company’s normal hours of work and will also work any additional hours which may be reasonably necessary to perform his duties to the satisfaction of the Board. He will not receive any further remuneration for any hours worked in addition to the normal working hours.

4.2	The Executive and the Company agree the Executive is a managing executive for the purposes of the Working Time Regulations 1998 (the “Regulations”) and is able to determine the duration of his working time himself. As such, the exemptions in Regulation 20 of the Regulations will apply to the Employment.

5	Interests of the Executive

5.1	The Executive will disclose promptly in writing to the Board all his interests (for example, shareholdings or directorships) in any businesses whether or not of a commercial or business nature except his interests in any Group Company.

5.2	Subject to clause 5.3, during the Employment the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity which is similar to or competes with any activity carried on by any Group Company (except as a representative of the Company or with the written consent of the Board).

5.3	The Executive may not hold or be interested in investments which amount to more than three per cent of the issued investments of any class of any one company whether or not those investments are listed or quoted on any recognised Stock Exchange or dealt in on the Alternative Investments Market.

5.4	The Executive will (and will procure that his spouse and dependent children) comply with all rules of law, including Part V of the Criminal Justice Act 1993, the Model Code as set out in the annex to Chapter 9 of the Listing Rules as amended from time to time and rules or policies applicable to the Company from time to time in relation to the holding or trading of securities.

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6	Location

6.1	The Executive will work at the principal office of the Company or anywhere else within the United Kingdom required by the Board. He may be required to travel and work outside the United Kingdom from time to time but unless otherwise agreed with the Board will not be required to live outside the United Kingdom.

7	Base Salary and Benefits

7.1	The Company will pay the Executive a base salary of £600,000 per annum. Base salary will accrue from day to day and will be paid in equal monthly instalments on or before the last day of each month. Salary will be reviewed annually, normally commencing in April of each year. The first review will take place no later than January 2007 and the second in April 2008.

7.2	The salary referred to in clause 7.1 will be inclusive of any remuneration or fees which the Executive is or becomes entitled to as an office holder in the Company or any Group Company or any other company in which the Executive becomes an office holder as part of or in connection with his duties under this Agreement. To achieve this:
7.2.1	the Executive will repay any fees he receives to the Company; or

7.2.2	his base salary will be reduced by the amount of those fees; or

7.2.3	a combination of the methods set out in clauses 7.2.1 and 7.2.2 will be applied.
7.3	The Executive may, at the discretion of the Remuneration Committee, be invited to participate in any bonus plan operated by the Company from time to time. If so invited, the Executive’s participation in such bonus plan and the amount (if any) payable under it will be at the discretion of the Remuneration Committee and/or in accordance with the rules of that plan from time to time in force. Participation in a bonus plan for one year does not entitle the Executive to participation in any bonus plan for any other year.

7.4	The Company will provide a car for the Executive’s use in accordance with the rules of the Company Car Scheme, as amended from time to time.

7.5	The Executive’s pension provisions are set out in the attached Schedule.

7.6	If the Executive complies with any eligibility requirements or other conditions set by the Company and any insurer appointed by the Company, the Executive and his spouse and children under 21 years of age who reside with the Executive or children in full time education up to the age of

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24 may participate in the Company’s private health insurance arrangements at the Company’s expense and subject to the terms of those arrangements from time to time. The Company reserves the right at any time to withdraw this benefit or to amend the terms upon which it is provided.

7.7	The Executive is entitled to 31 days’ paid holiday each year (in addition to English Bank and other public holidays) to be taken at times approved in advance by the Board. The Executive’s holiday year commences in the month of his birth and ends on the preceding month in the following year. Holidays may not be carried forward from one holiday year to the next without the Board’s prior approval The Executive agrees the provisions of Regulations 15(1)-(4) inclusive of the Regulations (dates on which leave is taken) do not apply to the Employment.

Holiday entitlement will accrue from day to day. For part years, the Executive’s holiday entitlement for the year will be pro-rated to the length of his service in that year. The Executive will be paid for any accrued holiday not taken at the Termination Date unless the Employment is terminated for gross misconduct or in accordance with clause 11.6. The Company may require the Executive to take any accrued holiday during any notice period. If on the Termination Date the Executive has exceeded his accrued holiday entitlement, the excess may be deducted from any sums due to him. The formula for calculating the amount of holiday due to the Executive and any payments or repayments to be made is 1/260 of the Executive’s annual base salary.

7.8	Without prejudice to the Company’s right to terminate the Employment at any time in accordance with clause 11 and provided the Executive complies with the absence notification requirements of the Company from time to time in force:
7.8.1	the Executive will continue to receive full base salary if he is absent from work as a result of illness or injury for 182 days in any consecutive period of 12 months. Thereafter, the Executive will receive payment at half of his base salary for a further 182 of absence as a result of illness or injury and thereafter, the payment of base salary will cease. In this clause ”day” includes Saturdays, Sundays and public holidays;

7.8.2	the amount of any benefit which the Executive is entitled to claim during that period of absence under any Social Security or National Insurance Scheme in England and Wales and/or any scheme of which the Executive is a non-contributory member by virtue of the Employment will be deducted from any base salary paid to him. The

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Company will pay the Executive statutory sick pay under the Social Security Contributions and Benefits Act 1992 (as amended) and any base salary paid to him will be deemed to include statutory sick pay. The Company reserves the right to offset the amount of these benefits against base salary paid to the Executive even if the Executive has not recovered them.
7.9	If the Executive is absent from work due to sickness or injury which is caused by the fault of another person, and as a consequence recovers from that person or another person any sum representing compensation for loss of base salary under this agreement, the Executive will repay to the Company any money it has paid to him as base salary in respect of the same period of absence.

8	Expenses

8.1	The Company will refund to the Executive all reasonable expenses properly incurred by him in performing his duties under this agreement, provided that these are incurred in accordance with Company policy from time to time. The Company will require the Executive to produce receipts or other documents as proof that he has incurred any expenses he claims.

8.2	If the Executive is provided with a credit or charge card by the Company this must normally be used for expenses which he incurs in performing the duties of the Employment. It may be used for personal expenses only in exceptional circumstances.

9	Confidentiality

9.1	Without prejudice to the common law duties which he owes to the Company the Executive agrees that he will not, except in the proper performance of his duties, copy, use or disclose to any person any of the Company’s trade secrets or confidential information. This restriction will continue to apply after the termination of the Employment without limit in time but will not apply to trade secrets or confidential information which become public other than through unauthorised disclosure by the Executive. The Executive will use his best endeavours to prevent the unauthorised copying use or disclosure of such information.

For the purposes of this agreement trade secrets and confidential information include but will not be limited to technical data, know-how, information technology and know-how relating to the Company, customer lists, pricing information, information relating to the Company’s marketing and financial strategies, marketing materials, financial information and any

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other information concerning the affairs of the Company which is for the time being confidential, which the Executive is told is confidential or which by its nature is obviously confidential and whether such information is in written, oral, visual, electronic or any other form.

9.2	In the course of the Employment the Executive is likely to obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons. He will treat such information as if it falls within the terms of clause 9.1 and clause 9.1 will apply with any necessary amendments to such information. If requested to do so by the Company the Executive will enter into an agreement with other Group Companies and any other persons in the same terms as clause 9.1 with any amendments necessary to give effect to this provision.

9.3	Nothing in this agreement will prevent the Executive from making a “protected disclosure” in accordance with the provisions of the Employment Rights Act 1996.

10	Intellectual Property

10.1	The Executive must disclose immediately to the Company any discovery or invention, secret process or improvement in procedure made or discovered by the Executive during his employment in connection with or in any way affecting or relating to the business of the Company or any Group Company or capable of being used or adapted for use in or in connection with any such company (“Inventions”) which Inventions will belong to and be the absolute property of the Company or such other person, firm, company or organisation as the Company may require.

10.2	If requested by the Board (whether during or after the termination of his employment) the Executive will at the expense of the Company apply or join in applying for letters patent or other similar protection in the United Kingdom or any other part of the world for all Inventions and will do everything necessary (including executing documents) for vesting letters patent or other similar protection when obtained and all right and title to and interest in all Inventions in the Company absolutely and as sole beneficial owner or in such other person, firm, company or organisation as the Company may require.

10.3	The Executive will (both during and after the termination of his employment) at the Company’s expense anywhere in the world and at any time promptly do everything (including executing documents) that may be required by the Board to defend or protect for the benefit of the Company all Inventions and the right and title of the Company to them.

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10.4	The provisions of clause 10.1 to 10.3 (inclusive) are without prejudice to the provisions of the Patents Act 1977.

10.5	The entire copyright and all similar rights (including future copyright, the right to register trade marks or service marks and the right to register designs and design rights) throughout the world in works of any description produced by the Executive in the course of or in connection with his employment (“Works”) will vest in and belong to the Company absolutely throughout the world for the full periods of protection available in law including all renewals and extensions.

10.6	The Executive will (both during and after the termination of his employment) at the Company’s request and expense anywhere in the world and at any time promptly do everything (including executing documents) that may be required by the Board to assure, defined or protect the rights of the Company in all Works.

10.7	For the purposes of this clause 10 the Executive hereby irrevocably and unconditionally waives in favour of the Company the moral rights conferred on the Executive by Chapter IV Part 1 of the Copyright Designs and Patents Act 1988 in respect of any Inventions or Works in which the copyright is vested in the Company under this clause 10 otherwise.

10.8	The Executive will not make copies of any computer files belonging to any Group Company or their service providers and will not introduce any of his own computer files into any computer used by any Group Company in breach of any Group Company policy, unless he has obtained the consent of the Board.

10.9	By entering into this agreement the Executive irrevocably appoints the Company to act on his behalf to execute any document and do anything in his name for the purpose of giving the Company (or its nominee) the full benefit of the provision of clause 10 or the Company’s entitlement under statute. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 10.9, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

11	Termination and Suspension

11.1	The Employment will continue until terminated by either party giving written notice as set out in clause 11.2.

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11.2	Either party may terminate the Employment by giving not less than 12 months’ written notice to the other.

11.3	Notwithstanding the other provisions of this agreement and in particular clause 11.2, the Employment will automatically terminate on the Executive’s 65th birthday, subject always to the Executive’s right to request to work beyond that date in accordance with the Employment Equality (Age) Regulations 2006.

11.4	The Company may at its sole and absolute discretion pay base salary alone (as referred to in clause 7.1, at the rate in force at the time such payment is made) in lieu of any unexpired period of notice (less any deductions the Company is required by law to make).

11.5	The Company may terminate the Employment by giving written notice to take immediate effect whether or not the Executive’s entitlement to sick pay, contractual or otherwise, has been exhausted if the Executive does not perform the duties of the Employment for a period of 364 days (whether or not consecutive) in any period of 2 years. This notice can be given whilst the Executive continues not to perform his duties or on expiry of the 364 day period. In this clause, ‘days’ includes Saturdays, Sundays and public holidays.

11.6	The Company may terminate the Employment by giving written notice to take immediate effect if the Executive:
11.6.1	has not performed his duties under this agreement to the standard required by the Board; or

11.6.2	commits any serious or persistent breach of his obligations under this agreement; or

11.6.3	does not comply with any term of this agreement; or

11.6.4	does not comply with any lawful order or direction given to him by the Board; or

11.6.5	is guilty of any gross misconduct or conducts himself (whether in connection with the Employment or not) in a way which is harmful to any Group Company; or

11.6.6	is guilty of dishonesty or is convicted of an offence (other than a motoring offence which does not result in imprisonment) whether in connection with the Employment or not; or

11.6.7	commits (or is reasonably believed by the Board to have committed) a breach of any legislation in force which may affect or relate to the business of any Group Company; or

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11.6.8	becomes of unsound mind, is bankrupted or has a receiving order made against him or makes any general composition with his creditors or takes advantage of any statute affording relief for insolvent debtors; or

11.6.9	becomes disqualified from being a director of a company or the Executive’s directorship of the Company terminates without the consent or concurrence of the Company; or.

11.6.10	fails to maintain or becomes disqualified from maintaining registration with any regulatory body, membership of which is reasonably required by the Company for the Executive to carry out his duties.
11.7	Where the Company terminates the Employment by giving written notice to take immediate effect in accordance with either clause 11.5 or 11.6, for the avoidance of doubt there is no obligation to give notice as set out in clause 11.1 or any other period of notice or to make any payment in lieu of notice.

11.8	The Executive will have no claim for damages or any other remedy against the Company if the Employment is terminated for any of the reasons set out in clause 11.5 or 11.6.

11.9	When the Employment terminates the Company may deduct from any money due to the Executive (including remuneration) any amount which he owes to any Group Company.

11.10	The Company may suspend the Executive from the Employment on full base salary at any time, and for any reason for a reasonable period to investigate any matter in which the Executive is implicated or involved (whether directly or indirectly) and to conduct any related disciplinary proceedings.

12	Garden Leave

12.1	Neither the Company nor any Group Company is under any obligation to provide the Executive with any work. At any time after notice to terminate the Employment is given by either party under clause 11 above, or if the Executive resigns without giving due notice and the Company does not accept his resignation, the Company may, at its absolute discretion, require the Executive to take a period of absence called garden leave for a maximum period of 6 months (the “Garden Leave Period”). The provisions of this clause shall apply to any Garden Leave Period.

12.2	The Company may require that the Executive will not, without prior written consent of the Board, be employed or otherwise engaged in the conduct of

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any activity, whether or not of a business nature during the Garden Leave Period. Further, if so requested by the Company, the Executive will not:
12.2.1	enter or attend the premises of the Company or any other Group Company; or

12.2.2	contact or have any communication with any customer or client of the Company or any other Group Company in relation to the business of the Company or any other Group Company (other than purely social contract); or

12.2.3	contact or have any communication with any employee, officer, director, agent or consultant of the Company or any other Group Company in relation to the business of the Company or any other Group Company; or

12.2.4	remain or become involved in any aspect of the business of the Company or any other Group Company except as required by such companies.
12.3	The Company may require the Executive:
12.3.1	to comply with the provisions of clause 15, save that he will not be required to return his Company car; and

12.3.2	to immediately resign from any directorship, trusteeships or other offices which he holds in the Company, any other Group Company or any other company where such directorship or other office is held as a consequence or requirement of the Employment, unless he is required to perform duties to which any such directorship, trusteeship or other office relates in which case he may retain such directorships, trusteeships or other offices while those duties are ongoing. The Executive hereby irrevocably appoints the Company to be his attorney to execute any instrument and do anything in his name and on his behalf to effect his resignation if he fails to do so in accordance with this clause 12.3.2.
12.4	During the Garden Leave Period, the Executive will be entitled to receive his base salary and all contractual benefits (excluding bonuses) in accordance with the terms of this agreement. Any unused holiday accrued at the commencement of the Garden Leave Period and any holiday accrued during any such period will be deemed to be taken by the Executive during the Garden Leave Period.

12.5	At the end of the Garden Leave Period, the Company may, at it sole and absolute discretion, pay the Executive base salary alone (as defined in

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clause 7.1) in lieu of the balance of any period of notice given by the Company or the Executive (less any deductions the Company is required by law to make).

12.6	During the Garden Leave Period:
12.6.1	the Executive shall provide such assistance as the Company or any Group Company may require to effect an orderly handover of his responsibilities to any individual or individuals appointed by the Company or any Group Company to take over his role or responsibilities;

12.6.2	the Executive shall make himself available to deal with requests for information, provide assistance, be available for meetings and to advise on matters relating to work (unless the Company has agreed the Executive may be unavailable for a period); and

12.6.3	the Company may appoint another person to carry out his duties in substitution for the Executive.
12.7	All duties of the Employment (whether express or implied), including without limitation the Executive’s duties of fidelity, good faith and exclusive service, shall continue throughout the Garden Leave Period save as expressly varied by this clause 12.

12.8	The Executive agrees the exercise by the Company of its rights pursuant to this clause 12 shall not entitle the Executive to claim that he has been constructively dismissed.

13	Restrictions after Termination of Employment

13.1	In this clause:

“Prohibited Area” means the United Kingdom and any other country in the world in which the Company or any Group Company has material business interests in the period of 12 months ending on the Relevant Date;

“Relevant Date” means the Termination Date or, if earlier, the date on which the Executive commences any Garden Leave Period;

“Restricted Period” means the period of 12 months less any Garden Leave Period commencing on the Termination Date; and

“Significant Customer” means any customer or client whose annual custom represents or has, in the preceding [three years] represented [x%] or more of the Company’s or any Group Company’s annual customer billings.

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13.2	The Executive is likely to obtain trade secrets and confidential information and personal knowledge of and influence over customers clients and employees of the Group during the course of the Employment. To protect these interests of the Company, the Executive agrees with the Company that he will be bound by the following covenants:
13.2.1	during the Restricted Period and within the Prohibited Area he will not be employed in, or carry on for his own account or for any other person, whether directly or indirectly, (or be a director of any company engaged in) any business which, by virtue of its location or otherwise, is or is about to be in competition with any business of the Company or any other Group Company being carried on by such company at the Relevant Date provided he was concerned or involved with that business to a material extent at any time during the 12 months prior to the Relevant Date;

13.2.2	during the Restricted Period he will not (either on his own behalf or for or with any other person), whether directly or indirectly, canvass or solicit in competition with the Company or any other Group Company the custom of any person who at any time during the 12 months prior to the Relevant Date was a Significant Customer of the Company or (as the case may be) any other Group Company and in respect of whom the Executive had access to confidential information or with whose custom or business the Executive was personally concerned or employees reporting directly to him were personally concerned;

13.2.3	during the Restricted Period he will not (either on his own behalf or for or with any other person, whether directly or indirectly,) deal with or otherwise accept in competition with the Company or any Group Company the custom of any person who was at any time during the 12 months prior to the Relevant Date a Significant Customer of the Company or (as the case may be) any Group Company and in respect of whom the Executive had access to confidential information or with whose custom or business the Executive was personally concerned;

13.2.4	during the Restricted Period he will not (either on his own behalf or for or with any other person, whether directly or indirectly) canvass or solicit in competition with the Company or any other Group Company the custom of any person who was negotiating with the Company or any other Group Company for the supply of goods or services (whether as customer, client, supplier, agent or distributor of the

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Company) during the six months prior to the Relevant Date or who was a potential customer to whom the Executive had made a presentation or a pitch and in respect of whom the Executive had access to confidential information or with whose custom or business the Executive was personally concerned and in each case where, if such person or potential customer had become a customer or client was expected to be or would have been a Significant Customer;

13.2.5	during the Restricted Period he will not (either on his own behalf or for or with any other person, whether directly or indirectly) deal with or otherwise accept in competition with the Company or any other Group Company the custom of any person who was negotiating with the Company or any other Group Company for the supply of goods or services (whether as customer, client, supplier, agent or distributor of the Company) during the six months prior to the Relevant Date or who was a potential customer to whom the Executive had made a presentation or a pitch and in respect of whom the Executive had access to confidential information or with whose custom or business the Executive was personally concerned and in each case where, if such person or potential customer had become a customer or client was expected to be or would have been a Significant Customer; and

13.2.6	during the Restricted Period he will not (either on his own behalf or for or with any other person, whether directly or indirectly), entice or try to entice away from the Company or any other Group Company any person who was senior employee, director, officer, agent, senior consultant or associate of such a company at the Termination Date and who had been senior employee, director, officer, agent, senior consultant or associate at any time during the six months prior to the Relevant Date and with whom he had worked closely at any time during that period.
13.3	Each of the paragraphs contained in clause 13.2 constitutes an entirely separate and independent covenant. If any covenant is found to be invalid this will not affect the validity or enforceability of any of the other covenants.

13.4	Following the Termination Date, the Executive will not represent himself as being in any way connected with the businesses of the Company or of any other Group Company (except to the extent agreed by such a company).

13.5	Any benefit given or deemed to be given by the Executive to any Group Company under the terms of clause 13 is received and held on trust by the Company for the relevant Group Company. The Executive will enter into

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appropriate restrictive covenants directly with other Group Companies if asked to do so by the Company.

14	Offers on Liquidation

The Executive will have no claim against the Company if the Employment is terminated by reason of liquidation in order to reconstruct or amalgamate the Company or by reason of any reorganisation of the Company and the Executive is offered employment with the company succeeding to the Company upon such liquidation or reorganisation and the new terms of employment offered to the Executive are no less favourable to him than the terms of this agreement.

15	Return of Company Property
15.1	At any time during the Employment (at the request of the Company) and in any event when the Employment terminates, the Executive will immediately return to the Company:
15.1.1	all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the Employment and concerning all the Group Companies. The Executive will not retain any copies of any materials or other information; and

15.1.2	all other property belonging or relating to any of the Group Companies.
15.2	When the Employment terminates the Executive will immediately return to the Company any car provided to the Executive which is in the possession or under the control of the Executive. The Company car must be returned in good condition (allowing for fair wear and tear).

15.3	If the Executive commences Garden Leave in accordance with clause 12 he may be required to comply with the provisions of clause 15.1.

16	Directorships

16.1	The Executive’s office as a director of the Company or any other Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this agreement conflict with the provisions of the Articles of Association, the Articles of Association will prevail.

16.2	The Executive must resign from any office held in any Group Company if he is asked to do so by the Company.

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16.3	If the Executive does not resign as an officer of a Group Company, having been requested to do so in accordance with clause 16.2, the Company will be appointed as his attorney to effect his resignation. By entering into this agreement, the Executive irrevocably appoints the Company as his attorney to act on his behalf to execute any document or do anything in his name necessary to effect his resignation in accordance with clause 16.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 16.3, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove the act or thing falls within that authority.

16.4	The termination of any directorship or other office held by the Executive will not terminate the Executive’s employment or amount to a breach of terms of this agreement by the Company.

16.5	During the Employment the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any Group Company.

16.6	The Executive must not resign his office as a director of any Group Company without the agreement of the Company.

17	Notices

17.1	Any notices given under this agreement must be given by letter or fax. Notice to the Company must be addressed to its registered office at the time the notice is given. Notice to the Executive must be given to him personally or sent to his last known address.

17.2	Except for notices given by hand, notices given by post will be deemed to have been given on the next working day after the day of posting and notices given by fax will be deemed to have been given in the ordinary course of transmission.

18	Statutory Particulars

18.1	The written particulars of employment which the Executive is entitled to receive under the provisions of Part I of the Employment Rights Act 1996 are set out below, insofar as they are not set out elsewhere in this agreement.
18.1.1	The Executive’s period of continuous employment began on 30 March 2001 and does not include any previous employment with any other employer.

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18.1.2	The Company’s disciplinary rules and dismissal, disciplinary and grievance procedures as set out in the Staff Handbook from time to time are applicable to the Executive. The disciplinary rules are contractual. The dismissal, disciplinary and grievance procedures are non-contractual.

18.1.3	The Company’s normal hours of work are 09:00 to 17:00 Monday to Friday.

18.1.4	There are no terms and conditions relating to collective agreements or to the requirement to work outside the United Kingdom.
19	Data Protection Act 1998

19.1	For the purposes of the Data Protection Act 1998 (the “Act”) the Executive gives his consent to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the Act) provided by the Executive to the Company for all purposes relating to the performance of this agreement including, but not limited to:
19.1.1	administering and maintaining personnel records;

19.1.2	paying and reviewing base salary and other remuneration and benefits;

19.1.3	providing and administering benefits (including if relevant, pension, life assurance, permanent health insurance and medical insurance);

19.1.4	undertaking performance appraisals and reviews;

19.1.5	maintaining sickness and other absence records;

19.1.6	taking decisions as to the Executive’s fitness for work;

19.1.7	providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, the Inland Revenue and the Contributions Agency;

19.1.8	providing information to future purchasers of the Company or of the business in which the Executive works; and

19.1.9	transferring information concerning the Executive to a country or territory outside the EEA.
19.2	The Executive acknowledges that during his Employment he will have access to and process, or authorise the processing of, personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Company. The Executive agrees to

WITHOUT PREJUDICE
SUBJECT TO CONTRACT
comply with the terms of the Act in relation to such data and to abide by the Company’s data protection policy issued from time to time.

20	Contracts (Rights of Third Parties) Act 1999

20.1	To the extent permitted by law, no person other than the parties to this agreement and the Group Companies shall have the right to enforce any term of this agreement under the Contracts (Rights of Third Parties) Act 1999. For the avoidance of doubt, save as expressly provided in this clause the application of the Contracts (Rights of Third Parties) Act 1999 is specifically excluded from this agreement, although this does not affect any other right or remedy of any third party which exists or is available other than under this Act.

21	Miscellaneous

21.1	This agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this agreement by executing any such counterpart.

21.2	This agreement may only be modified by the written agreement of the parties.

21.3	The Executive cannot assign this agreement to anyone else.

21.4	References in this agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any pensions or other benefits arrangement are references to the versions or forms of the relevant documents as amended or updated from time to time.

21.5	This agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in it. It contains the whole agreement between the parties relating to the Employment at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). The Executive acknowledges that he has not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it. The Executive agrees and acknowledges that his only rights and remedies in relation to any representation, warranty or undertaking made or given in connection with this agreement (unless such representation, warranty or undertaking was made fraudulently) will be for breach of the terms of this agreement, to the exclusion of all other rights and remedies (including those in tort or arising under statute).

21.6	Neither party’s rights or powers under this agreement will be affected if:

WITHOUT PREJUDICE
SUBJECT TO CONTRACT
21.6.1	one party delays in enforcing any provision of this agreement; or

21.6.2	one party grants time to the other party.
21.7	The Interpretation Act 1978 shall apply to this agreement in the same way as it applies to an enactment.

21.8	References to any statutory provisions include any modifications or re-enactments of those provisions.

21.9	Headings will be ignored in construing this agreement.

21.10	If either party agrees to waives his rights under a provision of this agreement, that waiver will only be effective if it is in writing and it is signed by him. A party’s agreement to waive any breach of any term or condition of this agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

21.11	This agreement is governed by and will be interpreted in accordance with the laws of England and Wales. Each of the parties submits to the exclusive jurisdiction of the English Courts as regards any claim or matter arising under this agreement.

EXECUTED as a DEED on behalf of	Director
/s/ T. John Parker
NATIONAL GRID PLC
Company Secretary
/s/ Helen Mahy
WITHOUT PREJUDICE
SUBJECT TO CONTRACT

EXECUTED as a DEED by STEVEN HOLLIDAY in the presence of:	}	/s/ Steven Holliday
/s/ L Innes
Witness’s signature

Name	Lynne Innes
Address	18 Heron Lane
Stratford Upon Avon
Cv37 9EG

Occupation	PA

WITHOUT PREJUDICE
SUBJECT TO CONTRACT
Table of Contents

		Page
Contents
1	Interpretation	2

2	Commencement of Employment	2

3	Appointment and Duties of the Executive	2

4	Hours	4

5	Interests of the Executive	4

6	Location	5

7	Base Salary and Benefits	5

8	Expenses	7

9	Confidentiality	7

10	Intellectual Property	8

11	Termination and Suspension	9

12	Garden Leave	11

13	Restrictions after Termination of Employment	13

14	Offers on Liquidation	16

15	Return of Company Property	16

16	Directorships	16

17	Notices	17

18	Statutory Particulars	17

19	Data Protection Act 1998	18

20	Contracts (Rights of Third Parties) Act 1999	19

21	Miscellaneous	19

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